UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO (RULE 14d-100)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934 (Amendment No. 2)
GENENTECH, INC. (Name of Subject Company (Issuer))

ROCHE INVESTMENTS USA INC. (Offeror)
an indirect wholly owned subsidiary of
ROCHE HOLDING LTD (Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer and other person))
Common Stock, Par Value $0.02 Per Share
(Title of Class of Securities) 368710406
(Cusip Number of Class of Securities)

Carol Fiederlein Roche Investments USA Inc. 1220 N. Market Street, Suite #334 Wilmington, DE 19801 Telephone: (302) 425-0151

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Dr. Beat Kraehenmann Roche Holding Ltd Grenzacherstrasse 124 CH-4070 Basel Switzerland Telephone: +41-61-688-1111	Christopher Mayer Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$42,056,058,888.50	$1,652,803.11

*
Estimated for purposes of calculating the filing fee only.  Calculated by adding (i) the product of (A) 464,844,149, which is the difference between 1,052,033,529, the number of shares (“Shares”) of common stock of Genentech, Inc. outstanding as of September 30, 2008, and 587,189,380, the number of Shares beneficially owned by Roche Holding Ltd and (B) $86.50, which is the per Share tender offer price, and (ii) the product of (A) 76,800,000, which is the number of Shares subject to “in-the-money” options outstanding as of September 30, 2008, and (B) $24.05, which is the difference between the $86.50 per Share tender offer price and $62.45, the average weighted exercise price of such options. The number of outstanding Shares, the number of Shares subject to “ in-the-money” options and the average weighted exercise price for such options is contained in Genentech’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008.

**
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory # 2 for Fiscal Year 2009 issued by the Securities and Exchange Commission on September 29, 2008, by multiplying the transaction valuation by 0.0000393.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,652,803.11	Filing Party:	Roche Investments USA Inc./Roche Holding Ltd
Form or Registration No.:	Schedule TO-T	Date Filed:	February 9, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☑      third-party tender offer subject to Rule 14d-1
☐      issuer tender offer subject to Rule 13e-4
☑      going-private transaction subject to Rule 13e-3
☐      amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 2 amends and supplements the Tender Offer Statement and Rule 13E-3 Transaction Statement originally filed under cover of Schedule TO on February 9, 2009 and as previously amended and supplemented (as previously amended and supplemented, the “Schedule TO”) by Roche Holding Ltd, a joint stock company organized under the laws of Switzerland (“Parent”), and Roche Investments USA Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (the “Purchaser”).  The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.02 per share (the “Shares”), of Genentech, Inc., a Delaware corporation (the “Company”), not owned by Parent and its subsidiaries at $86.50 per Share upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 as amended and supplemented (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 without definition have the meanings ascribed to them in the Schedule TO.

The items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Items 1 through 9, 11 and 13.

(1) The following paragraph:

“Our obligation to consummate the offer is subject to obtaining sufficient financing to purchase all outstanding shares of Genentech common stock not owned by the Roche Group and all shares of Genentech common stock issuable upon exercise of outstanding options and to pay related fees and expenses.  Based on the $86.50 per share offer price, we estimate that we will need approximately $42.1 billion to purchase all outstanding shares not owned by the Roche Group (including all shares issuable upon exercise of outstanding options) and to pay related fees and expenses.  We have raised net proceeds of approximately $36 billion through a series of debt offerings.  We expect to obtain the remaining funds through a combination of additional debt financing, which could include private placements of notes, commercial paper and borrowings under our existing €2.5 billion revolving credit facility or under additional facilities, and the use of available cash held by the Roche Group.  We will only be able to consummate the offer if we have obtained sufficient financing.”

replaces each of the following in their entirety in the Offer to Purchase: (a) the paragraph in the “Summary Term Sheet” of the Offer to Purchase under the caption, “Do you have the financial resources to pay for the shares?;” and (b) the information in the Offer to Purchase under “The Offer — Section 10 — Source and Amount of Funds.”

(2) The following sentences:

“Roche will determine what actions to pursue following the completion of the offer based on an analysis of all relevant facts, including the number of shares of Genentech common stock then owned by the Roche Group, the market price of the shares and Roche’s assessment of the feasibility, cost and potential risks and benefits of its various options, Roche’s fiduciary duties under Delaware law, the applicable provisions of the Affiliation Agreement and whether Roche can reach an agreement with the special committee with respect to a second-step transaction. No assurance can be given as to the price per share that may be paid in any such future acquisition of Genentech shares or the form of consideration that may be offered in any such future acquisition,  particularly given that positive or negative business developments could occur that could have a direct impact on the price or consideration Roche is willing to pay.”

replace each of the following in their entirety in the Offer to Purchase: (a) the last sentence in the second paragraph in the “Summary Term Sheet” under the caption, “Will the offer be followed by a merger if all of the shares are not tendered in the offer?;” (b) the seventh paragraph (beginning with “If following the consummation of the Offer the Roche Group does not own 90%….”) under “Introduction;” and (c) the third paragraph (beginning with “No assurance can be given as….”) under “Special Factors — Section 6 — Effects of the Offer.”

(3) The following sentence:

“No assurance can be given as to the price per share that may be paid in any such future acquisition of Genentech shares, the form of consideration that may be offered in any such future acquisition or the effect any such actions could have on trading, particularly given that positive or negative business developments could occur that could have a direct impact on the price or consideration Roche is willing to pay.”

replaces each of the following in their entirety in the Offer to Purchase: (a) the third sentence in the last paragraph in the “Summary Term Sheet” under the caption, “If I decide not to tender, how will the offer affect my shares?;” and (b) the last sentence under “Special Factors — Section 7 — Conduct of the Company’s Business If the Offer Is Not Consummated.”

(4) The following sentences:

“If the Roche Group does not own 90% or more of the shares of Genentech common stock following consummation of the offer, we believe the shares of Genentech common stock would likely continue to meet the standards for continued listing on the New York Stock Exchange and Genentech would likely continue to be obligated to make filings with the Securities and Exchange Commission and comply with the SEC rules relating to public companies.”

are added to the Offer to Purchase in each of the following places: (a) following the fourth sentence in the first paragraph in the “Summary Term Sheet” under the caption, “If I decide not to tender, how will the offer affect my shares?;” and (b) following the fourth sentence in the seventh paragraph (beginning with “The purchase of Shares by the Purchaser….”) under “Special Factors — Section 6 — Effects of the Offer.”

(5) The information in the “Summary Term Sheet” of the Offer to Purchase under the caption, “How does the Affiliation Agreement affect the offer and any subsequent merger between Genentech and Roche?” is replaced with the following:

“How does the Affiliation Agreement affect the offer and any subsequent transaction in Genentech shares?

The Affiliation Agreement does not affect the offer.

The Affiliation Agreement does impose conditions in addition to Delaware law on any merger between Genentech and us that may occur following consummation of the offer.  In connection with any such merger, either one of the following two requirements must be met:

•
the merger must receive the favorable vote of a majority of the shares of Genentech common stock voted at any meeting or adjournment thereof not beneficially owned by us (with no person or group entitled to cast more than 5% of the votes cast at the meeting); or

•
in the event such a favorable vote is not obtained, the value of the consideration to be received by the public stockholders in the merger must be equal to or greater than the average of the means of the ranges of fair values for the shares as determined by two investment banks of nationally recognized standing appointed by a committee of the Genentech’s independent directors.

The Affiliation Agreement further provides that if we own more than 90% of the outstanding shares of Genentech common stock for more than two months, we must, as soon as reasonably practicable, effect a merger with Genentech subject to compliance with one of the above two bullet points.  See “Special Factors — Section 6 — Effects of the Offer” and “Special Factors — Section 10 — Related Party Transactions — Certain Governance Arrangements — Affiliation Agreement — Business Combinations with RHI.”

Except as described above with respect to a merger, the Affiliation Agreement does not affect other potential acquisitions of shares by us following consummation of the offer.  For example, the Affiliation Agreement does not impose any additional requirements or conditions on the purchase of shares by us (including in the open market, privately negotiated transactions or a new tender offer or otherwise).”

(6)  The third and fourth paragraphs in the Offer to Purchase under “Special Factors — Section 1 — Background” are replaced with the following:

“Over a period of approximately six months in late 2002 and early 2003, Roche evaluated a range of possible alternatives with respect to the Company, including:

•
pursuing various governance alternatives (such as adding a non-executive Board chairman, creating a more active executive committee of the Company’s board of directors, changing the composition of the compensation committee so that it was comprised of a majority of Roche representatives, increasing the size of the board by adding additional independent directors and/or additional Roche representatives and/or achieving proportional representation through delivery of a governance notice),

•	entering into revised or expanded commercial arrangements, joint ventures or other collaborations,

•	increasing Roche’s share ownership,

•	seeking a cash merger whereby the Company would become a wholly owned subsidiary of Roche,

•	seeking a stock merger with another part of the Roche Group,

•	reducing Roche’s ownership of the Company in whole or in part.

Ultimately, Roche determined to attempt to improve the collaboration between the Company and Roche.  As part of these efforts, in late 2003 Roche began discussions with the Company and the independent directors of the Company’s board of directors regarding the possibility of Dr. Humer being replaced on the Company’s board of directors by Mr. Burns and Dr. Hunziker.  This would increase Roche’s board representation, but only to a level that still represented less than a majority of the board.  Following discussions between Roche, the Company and the independent directors, certain amendments to the Company’s bylaws that, among other things, permitted Roche to have three (of seven) representatives on the Board and permitted the Company’s board of directors (by majority vote) to determine to increase the number of independent directors were submitted for stockholder approval at the meeting of the Company’s stockholders in April 2004 and, following stockholder approval of the bylaw amendment, Mr. Burns and Dr. Hunziker were elected to the Company’s board of directors.

In the fall of 2007 Roche gave very preliminary consideration to a potential transaction whereby Roche would acquire 100% of the Company and then sell to the public a minority interest in a new research company that would be listed in the US.  As an alternative to this transaction, Roche also gave very preliminary consideration to a transaction whereby Roche and the Company would contribute assets to create a new research company that would be owned by Roche and the Company’s public stockholders. The consideration of these transactions did not progress beyond the preliminary stages, and Roche ultimately determined in mid-September 2007 not to pursue such transactions.

In late 2007 and early 2008, there were discussions between representatives of the Company and Roche concerning amendments to the Commercialization Agreement relating to Roche’s product opt-in rights, the possibility of adding additional representatives of Roche to the Company’s board of directors and amendments to the anti-dilution provisions of the Affiliation Agreement to facilitate purchases by Roche of Shares from time to time  in the open market (and maintenance of Roche at up to an aggregate of 64% ownership percentage).  These discussion were an ongoing process that from Roche’s perspective ended in April 2008.

In mid-May 2008, Roche began working with Greenhill as its financial advisor and Davis Polk & Wardwell as its legal advisor in connection with exploring a possible going-private transaction. Over the next few months, Roche’s management held a series of meetings and discussions with its advisors regarding different approaches. In the end, Roche’s management concluded that a negotiated merger with the Company would be preferable to other potential structures, such as making a unilateral tender offer directly to the Company’s stockholders. Roche chose this approach primarily because it strongly favored a “friendly” transaction that would build upon the trust and goodwill that Roche has developed with the Company’s stockholders and employees over the almost 20 years that Roche has been the Company’s majority stockholder.  Roche also believed that a negotiated merger had the advantage that all public stockholders would receive the same per Share price in cash.  Roche and its advisors also considered other alternatives in addition to, or in lieu of, a potential going-private transaction, including the possibility of Roche exercising its existing governance rights to obtain proportional representation on the Company’s board of directors or otherwise seeking a more active role in the management of the Company.  Roche determined not to pursue any of these other alternatives and, instead, chose to reserve its right to take such actions in the future should Roche determine it appropriate to do so.”

(7)    The following replaces the fourth paragraph on page 11 of the Offer to Purchase under “Special Factors — Section 1 — Background:”

“At the request of Ms. Reed, Dr. Boyer and Dr. Sanders, draft resolutions establishing a committee of the Company’s board of directors composed of Ms. Reed, Dr. Boyer and Dr. Sanders (the “Special Committee”) to consider the $89 per Share proposal were circulated on July 22, 2009.  The draft resolutions, fashioned in the form of a unanimous written consent of the Company’s board of directors, were initially prepared by counsel to the Special Committee and counsel to the Company and contemplated the written consent of all the Company’s directors, including Roche’s designees on the board.  Over the course of the next two days, counsel for each of the Special Committee, the Company and Roche negotiated the scope of the authority requested by the Special Committee.  The resolutions ultimately adopted by the Company’s board of directors are substantially in the form initially proposed by counsel to each of the Special Committee and the Company, with certain limited changes proposed by Roche’s counsel.  These changes primarily relate to the addition of language acknowledging that Roche was not prepared to sell its Shares and of language making clear that while the resolutions generally grant the Special Committee authority to take actions with respect to compensation of officers and employees, the Special Committee was not authorized to change existing equity grants (other than providing for acceleration of vesting thereof conditioned upon consummation of a merger) or make new equity grants (other than new equity grants in the ordinary course consistent with past practices and terms pursuant to the Company’s existing Annual Stock Option Program).  In addition, at the Special Committee’s request, RHI agreed to execute an acknowledgement that the Roche Group would not have a representative on the Special Committee, notwithstanding the provision of the Company’s bylaws that generally affords RHI proportional representation on committees of the Company’s board of directors. See “Special Factors — Section 10 — Related Party Transactions — Certain Governance Arrangements — Certificate of Incorporation and Bylaws — RHI’s Right to Proportional Representation.”

(8)   The following replaces the second sentence of the last paragraph on page 13 of the Offer to Purchase under “Special Factors — Section 1 — Background:”

“On October 2, 2008, representatives of Greenhill participated in a telephone conference call with representatives of Goldman Sachs. As part of the discussions, the Greenhill and Goldman Sachs representatives discussed the potential use of contingent consideration based on the results of the Company’s Avastin C-08 clinical trial.  The Greenhill representatives indicated that Roche was skeptical whether contingent consideration could effectively bridge a large valuation gap, particularly given the low value historically ascribed to contingent consideration by stockholders as evidenced by the trading history in precedent transactions.  Despite these concerns and in an effort to be responsive, the Greenhill representatives indicated that they had discussed the use of contingent consideration with Roche and indicated that Roche would be willing to consider contingent consideration triggered by the U.S. Food and Drug Administration approval of Avastin in the adjuvant colorectal cancer setting.  The Greenhill representatives asked Goldman Sachs to respond with the Special Committee’s view on the viability of that approach.  Neither Goldman Sachs nor the Special Committee responded to Roche on this matter.”

(9)   The following sentence is inserted after the fifth sentence of the paragraph on page 14 of the Offer to Purchase that starts with “On November 16, 2008….” under “Special Factors — Section 1 — Background:”

“An “adjuvant indication” refers to one or more anti-cancer drugs used in connection with (and typically after) the primary therapy, usually surgery or radiation.”

(10)   The following sentence is inserted after the third sentence of the paragraph on page 15 of the Offer to Purchase that starts with “On January 9, 2009….” under “Special Factors — Section 1 — Background:”

““Follow-on biologics” refers to subsequent biologic products that are marketed after expiration of patents covering pre-existing biologic products and are claimed to have similar properties to the pre-existing patent protected products.”

(11)   The following sentence is inserted at the end of the paragraph on page 15 of the Offer to Purchase that starts with “On January 9, 2009….” under “Special Factors — Section 1 — Background:”

““New molecular entities” are drugs that include an active ingredient that has not previously been approved for marketing in any form.”

(12)   The following new paragraph is added after the fourth paragraph (beginning with “In the early morning in Basel, Switzerland, on January 30, 2009….”) on page 16 of the Offer to Purchase under “Special Factors — Section 1 — Background:”

“On January 29, 2009, after careful consideration, Roche’s senior management settled on an $86.50 per Share price to be paid in the Offer.  Roche’s senior management arrived at the $86.50 per Share price in light of a number of factors, with no single factor being determinative.   These factors included the well-documented global economic dislocations coupled with adverse developments in the credit markets, the significant decrease in comparable public company valuations, the decrease in the Company’s enterprise value/EBITDA and P/E multiples since July 2008, an analysis of squeeze-out premiums applied to the Company’s implied unaffected price, the fact that in the Company’s earnings conference call on January 15, 2009 the Company lowered its outlook for 2009 and promptly thereafter research analysts lowered their base financial forecasts on the Company below July 2008 levels, the strengthening of the U.S. dollar vis-à-vis the Swiss Franc and the inherent uncertainty associated with an unsolicited tender offer.  Roche determined the Offer price notwithstanding the increased cash flows described in the November Financial Model, in large part due to Roche’s skepticism that such forecasts were reasonably achievable given the inherent uncertainty in estimating out-year cash flows, particularly when a substantial portion of the value relates to new molecular entities that have not yet been discovered. For additional information regarding the factors considered by Roche in formulating the $86.50 per Share price, see “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price.””

(13)   The following sentence is inserted at the end of the bullet point captioned “Future Pricing” on page 19 of the Offer to Purchase under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction:”

““Therapeutic reference pricing” refers to the maximum amount an insurer will reimburse for any medicine within a group of medicines that treat the same medical condition.”

(14) The following is inserted after the first sentence of the bullet point captioned “Pipeline Productivity” on page 20 of the Offer to Purchase under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction:”

“A “clinical trial” refers to a research study involving the treatment of humans to determine whether new drugs or treatments are safe and effective.”

(15) The following is inserted in the Offer to Purchase before the last sentence of the first paragraph under “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Plans for the Company — Plans for the Company:”

“The Roche Group’s primary focus in acquiring the entire equity interest of the Company is long-term value creation, not job cutting.  However, by combining certain operations of the Company with the Roche Group, Roche currently anticipates that combined U.S. employment could be reduced by approximately 12%.”

(16)   Under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction:”

(a)   The following is added at the end of the last bullet point on page 18 of the Offer to Purchase:

“We believe this factor supports our view as to the fairness of the transaction, since the uncertainty of not having an agreed transaction decreases the value of the acquisition to Roche and, therefore, the price Roche is willing to pay.”

(b)   The following is added as a new third sub-bullet point under the first full bullet point on page 19 of the Offer to Purchase:

“Roche believes that the severe economic developments described above, coupled with the passage of over six months of attempted negotiations with the Special Committee, justify a decrease in the initial $89 per Share price and support our view as the fairness of the Offer Price because (a) Roche believes the Company’s prospects and valuation have declined, making the Company less valuable than before, and (b) Roche’s transaction costs have increased materially, making the transaction more expensive.”

(c)   The following is added at the end of the third full bullet point (beginning with “The Offer Price reflects the fact the fact….”) on page 19 of the Offer to Purchase:

“We believe this factor supports our view as to the fairness of the transaction because Roche has effectively agreed to share with the unaffiliated stockholders of the Company the benefit of an additional $300 to $340 million in synergies that Roche expects to realize whether or not the transaction is consummated.”

(d)   The following is added at the end of the fourth full bullet point (beginning with “The November Financial Model….”) on page 19 of the Offer to Purchase:

“We believe that each of the following factors supports our view as to the fairness of the transaction since each demonstrates that the June LRP Summary is in Roche’s view a more reliable indicator of the Company’s long-term prospects as compared to the November Financial Model, and it is therefore appropriate for Roche to base its valuation on an analysis of the June LRP Summary instead of the November Financial Model.”

(e)   The following is added at the end of the bullet point captioned “Manufacturing Excess Capacity” on page 21 of the Offer to Purchase:

“We believe this factor supports our view as to the fairness of the transaction for two reasons.  First, we believe it further demonstrates that the November Financial Model is overly optimistic.  Second, we believe it would be inappropriate not to take the Company’s excess capacity costs into account in valuing the Company, given that the reduction of these costs have been factored into the expected synergies Roche used to formulate the Offer.”

(f)   The following is added as a new fourth sub-bullet point under the first full bullet point on page 22 of the Offer to Purchase:

“We believe this factor supports our view as to the fairness of the transaction because in our view it further demonstrates that the November Financial Model is overly optimistic, and it is therefore more appropriate for Roche to base its valuation on an analysis of the June LRP Summary instead of the November Financial Model.”

(g)   The following is added at the end of the second full bullet point (beginning with “By providing the Company’s stockholders unaffiliated….”) on page 22 of the Offer to Purchase:

“We believe this factor supports our view as to the fairness of the transaction since the Offer effectively gives the Company’s stockholders the choice in the Offer to either tender at a price based on the risk-adjusted, probability weighted outcome of positive clinical trial results or not tender and be subject to the full risk, but also the full benefits, of actual clinical trial results.”

(17)   The following is inserted in the Offer to Purchase after the eleventh bullet point on page 20 (beginning with “The Company’s basic development costs….”) under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction:”

“	•	The table below sets forth the development costs assumed by the November Financial Model, those assumed by Roche and the variance between the two assumptions:

($ in millions)	November Financial Model		Roche		Variance
	Large Molecules	Small Molecules	Large Molecules	Small Molecules	Large Molecules	Small Molecules
Phase 0	$22	$6	$11	$6	$11	($0)
Phase 1	27	29	27	29	(0)	(0)
Phase 2	49	30	64	69	(15)	(39)
Phase 3	133	142	307	307	(174)	(165)

Total	$231	$207	$409	$412	($178)	($205)	”

(18)   Under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price:”

(a) The second sentence (beginning with “Greenhill noted:….”) in the Offer to Purchase under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price” is replaced with the following:

“Greenhill noted that Roche considered several factors in determining the $86.50 per share Offer price, with no single factor being determinative.  The determination of the Offer price involved significant business judgments by Roche and was based on the evaluation of the following key factors:

(b)   The following is added to the Offer to Purchase at the end of the first bullet point under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price” before the semicolon:

“. These severe economic developments, coupled with the passage of over six months of attempted negotiations with the Special Committee, in Roche’s view justify a decrease in the initial $89 per Share price as (a) Roche believes the Company’s prospects and valuation have declined, making the Company less valuable than before, and (b) Roche’s transaction costs have increased materially, making the transaction more expensive”

(c)   The following is added to the Offer to Purchase at the end of the sixth bullet point (beginning with “the review conducted by Roche revealed….”) under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price” before the semicolon:

“.  For instance, Roche believes (a) the competitive pricing environment does not support the Company’s robust assumptions regarding future price increases, (b) the CATT trial results could lead to significant declines in Lucentis sales, (c) additional PML cases in Raptiva patients may have a materially negative impact on Raptiva cash flows and (d) the Company’s pipeline productivity assumptions are overly optimistic”

(d)   The following is added to the Offer to Purchase at the end of the seventh bullet point (beginning with “credit spreads have widened noticeably….”) under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price” before the semicolon:

“.  For example, to finance its acquisition of Wyeth, Pfizer had to pay 7% to 9% interest rates on a one-year bank facility and agree to an unusual provision giving its lenders an “out” if Pfizer’s credit rating declines past certain thresholds”

(e)   The following is added to the Offer to Purchase at the end of the eighth bullet point (beginning with “the U.S. dollar has strengthened….”) under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche — Summary of Roche’s Rationale for Current Offer Price” before the semicolon:

“.  When Roche made its initial proposal, the CHF / USD exchange rate of 1.023 was cited by Roche and analysts as important to the transaction, as it lowered Roche’s effective purchase price”

(19)   The following sentence is deleted from the seventh paragraph (beginning with “The following is a summary of the presentation….”) under “Special Factors — Section 4 — Summary of Presentation of Greenhill to Roche” in the Offer to Purchase:

“The following summary, however, does not purport to be a complete description of the analyses performed or factors considered by Greenhill.”

(20)   The following sentence replaces the sentence that begins with “The consolidated financial statements of the Roche Group....” on page 56 under “The Offer — Section 9 — Certain Information Concerning the Purchaser and Parent” in the Offer to Purchase:

“The consolidated financial statements of the Roche Group contained in the Roche 2008 Finance Report have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.”

(21)   The phrase “, in our reasonable judgment, ” is added to the Offer to Purchase after each of the following phrases: (a) “that any material contractual right of the Company or any of its subsidiaries” in paragraph (vii) under “The Offer — Section 12 — Conditions of the Offer;” (b) “that any material amount of indebtedness of the Company or any of its subsidiaries” in paragraph (vii) under “The Offer — Section 12 — Conditions of the Offer;” and (c) “paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to” in paragraph (x) under “The Offer — Section 12 — Conditions of the Offer.”

(22)   The phrase “, in its reasonable judgment” is added to the Offer to Purchase before “; or” at the end of paragraph (viii) under “The Offer — Section 12 — Conditions of the Offer.”

(23)   The phrase “(including any action or omission by any member of the Roche Group)” is deleted from the Offer to Purchase from (a) the penultimate paragraph under “The Offer — Section 12 — Conditions of the Offer” and (b) the last paragraph (beginning with “The foregoing conditions are for the sole benefit….”) under “The Offer — Section 12 — Conditions of the Offer.”

(24)   The following paragraph replaces the first paragraph under “The Offer — Section 15 — Miscellaneous” in the Offer to Purchase:

“The Offer is being made to all holders of Shares. We are not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid statute. If we become aware of any valid statute prohibiting the making of the Offer, we will make a good faith effort to comply with that statute. If, after a good faith effort, we cannot comply with the statute, we will not make the Offer to holders of Shares in the relevant jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by the Dealer Manager or by one or more registered brokers or dealers licensed under the laws of such jurisdiction.”

(25)   All references in the Offer to Purchase to “Company’s stockholders unaffiliated with the Roche Group” and to “stockholders of the Company who are unaffiliated with the Roche Group” are replaced with references to “Company’s stockholders unaffiliated with the Company” and to “stockholders of the Company who are unaffiliated with the Company”, respectively.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 6, 2009

ROCHE INVESTMENTS USA INC.

By: /s/ Carol Fiederlein
Name: Carol Fiederlein
Title: Secretary

ROCHE HOLDING LTD

By: /s/ Steve Krognes
Name: Steve Krognes
Title: Authorized Signatory

By: /s/ Beat Kraehenmann
Name: Dr. Beat Kraehenmann
Title: Authorized Signatory